UBS Financial Services Inc.

1200 Harbor Boulevard, 10th Floor

Weehawken, New Jersey 07086-6791

Elliott Appel

Associate Director

Legal & Compliance

Tel. 201-352-8502

Fax. 201-272-2812

E-mail: elliott.appel@ubs.com

July 13, 2012

Via EDGAR Correspondence and Overnight Mail

Rolaine S. Bancroft

Senior Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re: CABCO Series 2004-102 Trust (SBC Communications Inc.)

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 26, 2012

File No. 001-32387

Dear Ms. Bancroft:

We are writing in response to your June 28, 2012 Securities and Exchange Commission (the “Commission”) comment letter addressed to George Baldwin, Vice President of Corporate Asset Backed Corporation (“CABCO”), regarding the certification pursuant to Rule 13a-14 of the Securities Exchange Act of 1934 (the “Certification”) filed by CABCO as an exhibit to the above-referenced matter. Below we first reprint your comment in bold and then follow with our response.

Exhibit 31.1 Rule 13a-14 Certification

1.	We note that paragraph 2 of your certification deviates from the required certification. In particular, you state that the “information in this report” does not contain an untrue statement of material fact or omit a material fact. The certification should not be limited to the annual report on the Form 10-K, but rather, the certification should also apply to all reports on Form 8-K. Please revise the certification accordingly.

Response:

As requested, we have filed a Form 10-K/A (Amendment No. 1) with a revised Certification as an amendment to the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”). In particular, we have amended paragraph two of the Certification to clarify that the Certification applies to the Form 10-K/A, as well as to the reports filed on Form 8-K that were filed in respect of the periods included in the year covered by the amended Form 10-K/A. Specifically, amended paragraph 2 of the Certification now reads, and will read in future Form 10-K filings:

2.	Based on my knowledge, the information in these reports, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading as of the last day of the period covered by this report.

UBS Financial Services Inc.

1200 Harbor Boulevard, 10th Floor

Weehawken, New Jersey 07086-6791

Elliott Appel

Associate Director

Legal & Compliance

Tel. 201-352-8502

Fax. 201-272-2812

E-mail: elliott.appel@ubs.com

In addition, we note that it was our intention for the Certification as originally filed in the Form 10-K to apply to both the information contained in the Form 10-K as well as the reports on Form 8-K. As Part IV, Item 15 (b)(4) of the Form 10-K states that the current reports on Form 8-K were incorporated therein as Exhibits 99.3, 99.4, 99.5 and 99.6, we intended that paragraph two of the originally filed Certification would apply to the Form 10-K as well as the incorporated reports on Form 8-K. We have filed the amended Form 10-K/A as requested to be more precise regarding the scope of the Certification’s application.

CABCO hereby acknowledges that:

•	CABCO is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CABCO may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for the opportunity to respond to your comment and please let us know if we can be of further assistance.

Sincerely,

/s/ Elliott Appel
Elliott Appel
Counsel
Corporate Asset Backed Corporation